SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Agenda of the shareholder’s meeting

Call for Regular and Special Shareholders’ Meeting – March 26, 2012

Shareholders of BBVA Banco Francés S.A. are hereby called for a Regular and Special Shareholders’ Meeting, to be held on March 26, 2012 at 4:00 p.m., on first call and on the same date, at 5:00 p.m. on second call, if quorum was not reached on the first call. If the quorum required to discuss items 2, 4, 11, 12, 13, 14, 15 and 16 on the Agenda was not reached, a Special Meeting shall be called afterwards. Shareholders’ Meetings will be held at Av. Rivadavia 409, 2º piso, City of Buenos Aires, Argentina (which is not the corporate address).

Agenda

1.	Appointment of two shareholders to prepare and sign the Minutes of the Meeting, together with the Chairman.

2.	Discussion of the Annual Report, Corporate Social Responsibility Annual Report, Financial Statements, Additional Information and all relevant accounting data, along with the report of the Statutory Auditors’ Committee and Auditor’s Report, for the fiscal year No. 137 ended December 31, 2011.

3.	Approval of the performance of the Board of Directors and the Statutory Auditors’ Committee.

4.	Discussion of the results of Fiscal Year No. 137, ended December 31, 2011. Allocation of the results. Return to shareholders

5.	Compensation of the Board of Directors for the fiscal year ended December 31, 2011.

6.	Discussion of Statutory Auditors’ Committee compensation for the fiscal year ended December 31, 2011.

7.	Determination of the number of members of the Board of Directors and appointment of Directors, as appropriate, for a term of three years.

8.	Appointment of three Regular Statutory Auditors and three Alternate Statutory Auditors for the current fiscal year Statutory Auditors’ Committee.

9.	Compensation of certifying accountant of the Financial Statements for the fiscal year No. 137 ended December 31, 2011.

10.	Appointment of a certifying accountant for the Financial Statements of the current fiscal year.

11.	Allocation of budget for the Auditing Committee (Regulation 677/01) to retain professional services.

Reconquista 199, C1003ABB Buenos Aires Casilla de Correo 3196, Correo Central 1000 Buenos Aires Argentina

12.	Amendment to section 10 of the Bylaws and restatement of the Bylaws of BBVA Banco Francés S.A.

13.

Merger of Inversora Otar S.A. into BBVA Banco Francés S.A. under the terms of Section 82, 2nd part, and related pages of the Argentine Company Law and supplementary regulations (“Merger”). Consideration of the following:

(i)	Pre-Merger Agreement;

(ii)	Consolidated Merger Balance Sheet as of December 31, 2011 and related reports from Statutory Auditors’ Committee and Independent Auditor;

(iii)	Exchange ratio; and

(iv)	Appointment of signers of Final Merger Agreement. Board of Directors authority to make any changes that may eventually be required by regulatory agencies in connection with the Merger;

14.	Consideration of capital increase as a result of the Merger for an amount equal to AR$50,410,182, pertaining to 50,410,182 shares of common stock, in book-entry form, of one Argentine Peso face value each and entitling to one vote, to be delivered to the shareholders of Inversora Otar S.A. Request to add capital increase in the public offering and listing of securities. Delegation of authority to Board of Directors to implement the exchange.

15.	Consideration of capital reduction in an amount equal to 50,410,182 shares of common stock, in book-entry form, of one Argentine Peso face value each and entitling to one vote, to repay 50,410,182 shares of common stock of BBVA Banco Francés S.A., added as a result of the Merger. Consideration of the delisting and listing of the shares of common stock of BBVA Banco Francés S.A., part of the capital reduction. Delegation of authority to Board of Directors to implement the reduction.

16.	Global Convertible Notes Program up to a total outstanding amount of US$500,000,000 (or its equivalent in other currencies), from US$500,000,000 to US$750,000,000 (or its equivalent in other currencies).

17.	Consideration of the Annual Report, Financial Statements, Additional Information and all relevant accounting data, along with the report of the Statutory Auditors’ Committee and Auditor’s Report, for fiscal year ended June 30, 2011 of Consolidar Comercializadora S.A.

18.	Approval of the performance of the Board of Directors and the Statutory Auditors’ Committee for the fiscal year ended June 30, 2011 of Consolidar Comercializadora S.A.

19.	Compensation of the Board of Directors and the Statutory Auditors’ Committee of Consolidar Comercializadora S.A. for the fiscal year ended June 30, 2011.

Notes:

(a)	Filing of certificates: In order to attend the Shareholders’ Meeting (Section 238 of Argentine Company Law), shareholders shall submit a certificate issued by Caja de Valores S.A. to confirm this condition. Certificates shall be delivered to the Securities Office, Safekeeping, located at Venezuela 538, PB, City of Buenos Aires, from Monday to Friday, from 10:00 a.m. to 3:00 p.m., by March 20, 2012. The Corporation shall issue a certificate for the shareholder to be admitted at the Shareholders’ Meeting. Proxies who are interested in attending the Meeting should go to Av. Rivadavia 409, 2º piso, City of Buenos Aires, with the relevant documents one hour before the Meeting, for accreditation.

(b)	For the purposes of discussing items 2, 4, 11, 12, 13, 14, 15 and 16 on the Agenda, the Meeting shall be deemed to be a Special Meeting Documents to be discussed at the Shareholders’ Meeting are available to the shareholders at the Securities Office, Safekeeping, located at Venezuela 538, PB, City of Buenos Aires.

Reconquista 199, C1003ABB Buenos Aires Casilla de Correo 3196, Correo Central 1000 Buenos Aires Argentina

Mr. Jorge Carlos Bledel, Chairman of BBVA Banco Francés S.A. has been appointed in that capacity by the Ordinary and Special Shareholders’ Meeting dated March 27, 2009 and Board Meeting held on that same date.

Jorge Carlos Bledel

Chairman

Reconquista 199, C1003ABB Buenos Aires Casilla de Correo 3196, Correo Central 1000 Buenos Aires Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 14, 2012	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer